March 15, 2024

VIA EDGAR

Christina Chalk

Shane Callaghan

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	GK Investor LLC

Genco Shipping & Trading Limited

DFAN14A Filed January 10, 2024

Filed By GK Investor LLC et al.

File No. 001-33393

Dear Ms. Chalk and Mr. Callaghan:

This letter, which is being submitted on behalf of GK Investor LLC (“GK”) and the other persons named in the above referenced Soliciting Materials filed pursuant to Rule 14a-12 by GK and such other persons on January 10, 2024 (the “DFAN”, and GK, together with the other persons listed on the DFAN, the “Participants”), responds to the comment of the staff (the “Staff”) of the United Securities and Exchange Commission (the “SEC”) contained in your letter dated March 1, 2024 (the “Comment Letter”) with respect to the DFAN.

For convenience of reference, we have included our response the text of the comment in the Comment Letter in bold-face type below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

Soliciting Materials filed pursuant to Rule 14a-12

Certain Information Concerning the Participants

1.	In written soliciting materials used before a proxy statement is furnished, Rule 14a-12(a)(1)(i) requires the soliciting party to include a description of each participant’s direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant’s share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). Consider whether Mr. Economou’s ownership interest in a rival shipping company, DryShips Inc., and Sphinx Investment Corp.’s pending offer to acquire all issued and outstanding common shares of another shipping company, Performance Shipping Inc., constitute interests in this solicitation. Please disclose in future filings, or advise.

March 15, 2024

GK respectfully advises the Staff that it does not believe that the activities of certain of the other Participants with respect to Performance Shipping Inc. and/or any relationship of Mr. Economou to DryShips Inc. have any direct relationship with the proxy solicitation of the Participants in respect of Genco Shipping & Trading Limited (“Genco”). However, in light of the Staff’s comment, GK will where applicable include the language below (or similar language) in the Rule 14a-12 legend that is included in future soliciting materials filed by GK in respect of Genco pursuant to Rule 14a-12.

“Certain of the Participants (including Mr. George Economou) and/or members of their family directly or indirectly own interests in and/or manage (and/or are interested in directly or indirectly acquiring interests in and/or the right to manage, and/or serve on the board of directors of companies that own interests in and/or manage) oil tankers and/or dry bulk ships, and as a result may be deemed to be engaged in the same or a similar business to Genco. As a result such Participants or their affiliates or related persons could be deemed to have commercial interests with respect to Genco that are in addition to or different from those of Genco shareholders that are not engaged in or interested in engaging in such businesses.”

***

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at 212-504-6404 or Richard Brand at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kiran Kadekar

Kiran Kadekar, Esq.

Via-E-mail:

cc:	GK Investor LLC

Richard Brand, Esq., Cadwalader, Wickersham & Taft LLP